DISC GRAPHICS INC /DE/



                              Filing Type: SC 13G/A
             Description: Amended Statement of Beneficial Ownership
                            Filing Date: Feb 14, 2001
                                 Period End: N/A


                   Primary Exchange: NASDAQ - Small Cap Market
                                  Ticker: DSGR








      SC 13G/A
          1








                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                               DISC GRAPHICS, INC.
                              ---------------------
                                (Name of Issuer)


                     Common Stock, par value, $.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    254590102
                            ------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]      Rule 13d-1(b)
[ ]      Rule 13d-(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              Page 1 of 6 Pages





                               SCHEDULE 13G

-------------------                                        -----------------
CUSIP No. 254590102                                        Page 2 of 6 Pages
-------------------                                       ------------------
=================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allen Holding Inc.
-----------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]
                                                            (b)[x]
-----------------------------------------------------------------
3  SEC USE ONLY

-----------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
5  SOLE VOTING POWER
                  0
-----------------------------------------------------------------
6  SHARED VOTING POWER
              0
-----------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
                  0
-----------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
                  0
-----------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              537,704 (includes 85,909 additional warrants)
-----------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                   [x]
-----------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  6.3%
-----------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
            HC
=================================================================






                                    SCHEDULE 13G
-------------------                                       -----------------
CUSIP No. 254590102                                       Page 3 of 6 Pages
-------------------                                       -----------------
===============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allen & Company Incorporated
-----------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                         (b)  [x]
-----------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
-----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------
5  SOLE VOTING POWER
537,704 (Includes 85,909 additional Warrants)
-----------------------------------------------------------------
6  SHARED VOTING POWER
                0
----------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
537,704 (Includes 85,909 additional Warrants)
-----------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
                0
-----------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
537,704 (Includes 85,909 additional Warrants)
-----------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*   [X]
-----------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  6.3%
-----------------------------------------------------------------
12  TYPE OF REPORTING PERSON* -
  BD; CO
=================================================================





                                                       Page 4 of 6 Pages
                           AMENDMENT NO. 6
                              TO THE
                            SCHEDULE 13G
Item 1.
                  (a)      Name of Issuer:

                           Disc Graphics, Inc.

                  (b)      Address of Issuer's Principal Executive Office:

                           10 Gilpin Avenue
                           Hauppauge, NY 11788

Item 2.                    Name of Person Filing

                  (a)

                           Allen & Company Incorporated ("ACI")
                           Allen Holding Inc.("AHI")

                  (b)      Address of Principal Office:

                           711 Fifth Avenue
                           New York, New York 10022

(c) Citizenship/Organization:

                           ACI - New York
                           AHI - Delaware

                  (d)      Title Class of Securities:

                           Common Stock, par value $.01 per share

                  (e)      CUSIP Number:  254590102

Item 3. If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a

                  (a)      [X]      ACI is a Broker-Dealer registered under
                                    Section 15 of the Act.
                  (g)      [X]      AHI is a parent holding company in
                                    accordance with Rule 13d-1(b)(ii)(G).






                                                         Page 5 of 6 Pages

Item 4.           Ownership.

                  (a)      Amount Beneficially Owned: (ACI)
                           537,704 shares of Common Stock (1)

                  (b)      Percent of Class:  6.3%

                  (c)      Number of Shares to Which Such Person Has:
                             (i)   Sole voting power -     537,704 shares of
                                                            Common Stock (1)
                            (ii)   Shared voting power -  0
                           (iii)   Sole dispositive power - 537,704 shares of
                                                            Common Stock(1)
                            (iv)   Shared dispositive power - 0

Item 5.           Ownership of Five Percent or Less of a Class.
                  Not Applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person.
                  Not Applicable.

Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the  Group.
                  Not Applicable.

Item 9.           Notice of Dissolution of Group.
                  Not Applicable.

-------------------------------------------------------------------------------
(1) Includes Warrants to purchase an additional 85,909 shares of Common Stock. AHI disclaims beneficial ownership of such shares.


Item 10.          Certification.


                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                                                           Page 6 of 6 Pages


Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001


ALLEN & COMPANY INCORPORATED


       /s/ Kim Wieland
By:-----------------------------
Name:  Kim Wieland
Title: Managing Director


ALLEN HOLDING INC.

           /s/ Kim Wieland
By:----------------------------
Name:  Kim Wieland
Title: Managing Director







         Exhibit A

OFFICERS AND DIRECTORS OF ALLEN & COMPANY INCORPORATED

                                      OFFICERS AND DIRECTORS

                                       OF ALLEN HOLDING INC.

                                                     Principal Occupation

                              Business               (i.e., Position with

         Name xx              Address                Allen Holding Inc.)



         Herbert A. Allen        x                 President, Managing Director,

                                                     Director, Chief Executive
                                                        Officer



         Herbert A. Allen III    x                   Vice President, Director



         Grace Allen             x                   Director



         Glenn A. Andreas III    x                   Vice President - Elect



         Eran S. Ashany          x                   Vice President, Director



         Edmund M. Bleich        x                   Vice President



         Jay B. Bockhaus         x                   Vice President - Elect



         Denise Calvo-Silver     x                   Vice President, Director



         Dominick J. Cantalupo   x                 Co-Chief Operations Officer,

                                                     Vice President



         Marvyn Carton           x                   Director - Emeritus



         Robert H. Cosgriff      x                 Chief Administrative Officer,

                                                     Executive Vice President,

                                                     Managing Director, Director



         Richard M. Crooks, Jr.  x                   Director



         Thalia V. Crooks        x                   Vice President, Director



         Mary L. Cullen          x                   Vice President, Secretary,
                                                         Director



         Robert Dean             x                   Vice President, Director



         Orin F. Devereux        x                   Vice President, Director



         Daniel Englander        x                   Vice President - Elect

                                                  Principal Occupation

                              Business            (i.e., Position with

         Name xx              Address              Allen Holding Inc.)



         Rosemary Fanelli        x                Chief Compliance Officer,

                                                  Vice President -Elect



         Howard M. Felson        x                Assistant Secretary,

                                                  Vice President, Controller



         Anthony J. Ferrante     x                Treasurer



         Richard Fields          x                Executive Vice President,
                                                    Managing Director, Director



         Shana Fisher            x                Director, Vice President
                                                        - Elect



         Paul A. Gould           x                Executive Vice President,
                                                   Managing Director, Director



         John Griffen            x                Vice President - Elect



         George N. Jeppson       x                Vice President - Elect



         John H. Josephson       x                Vice President, Director



         Clarke R. Keough         x               Vice President, Director



         Donald R. Keough        x             Chairman of the Board, Director,

                                                  Managing Director



         Kaveh A. Khosrowshahi   x                Vice President, Director



         LeRoy Kim               x                Vice President



         Neal Kopp               x                Vice President



         Terry Allen Kramer      x                Director



         Robert J. Kurz          x                Vice President

                                                 Principal Occupation

                              Business          (i.e., Position with

         Name xx              Address           Allen Holding Inc.)



         Andreas L. Lazar        x              Vice President - Elect



         Dan W. Lufkin           x              Special Advisor to the Board of

                                                Directors



         Robert A. Mackie        x              Executive Vice President,

                                                Managing Director, Director


         James C. Maiden, Jr.    x              Vice President



         Terence C. McCarthy     x              Co-Chief Operations Officer,

                                                Vice President



         Kenneth L. Miltenberger x              Chief Technology Officer



         Terrence Morris         x              Vice President



         Brian J. Murphy         x              Vice President, Director



         Louis J. Mustacchio     x              Vice President



         Walter T. O'Hara, Jr.   x            xecutive Vice President, Managing

                                                Director, Director



         Nancy B. Peretsman      x              Executive Vice President,
                                                 Managing Director, Director



         Patrick S. Perry        x              Vice President, Director



         Eugene Protash          x              Vice President, Assistant
                                                 Secretary



         James W. Quinn          x              Director, Vice President

                                                Secretary



         James S. Rubin          x              Vice President - Elect



         Daniel J. Sapadin       x              Vice President - Elect

                                                           Principal Occupation

                              Business            (i.e., Position with

         Name xx              Address             Allen Holding Inc.)



         Philip D. Scaturro      x                Executive Vice President,
                                                   Managing Director, Director



         Mary Schuyler           x                Vice President



         John A. Schneider       x                Executive Vice President,
                                                   Managing Director, Director




         Daniel Selmonosky       x                Vice President, Director



         Enrique F. Senior (Cuban) x              Executive Vice President,

                                                  Managing Director, Director



         Joseph E. Sheehan        x               Vice President



         Andrew Shpiz            x                Vice President

                                                   Principal Occupation

                              Business            (i.e., Position with

         Name xx              Address             Allen Holding Inc.)



         Stanley S. Shuman       x                Executive Vice President,
                                                   Managing Director, Director



         John M. Simon           x                Executive Vice President,
                                                  Managing Director, Director



         Kenneth M. Siskind      x                Vice President - Elect



         Peter Supino            x                Vice President - Elect



         Everett K. Wallace      x                Vice President - Elect



         Dennis J. Warfield      x                Vice President,
                                                  Chief Information Officer



         Daniel Weidlein         x                Vice President - Elect



         Kim M. Weiland          x                Executive Vice President,
                                                   Managing Director, Director,
                                                   Chief Financial Officer



         Edward D. Weinberger    x                Vice President, Director













           x      711 Fifth Avenue, New York, New York 10022-3194.



     xx All the Executive Officers and Directors of Allen Holding, Inc. are U.S.

         citizens unless otherwise indicated.